UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐               No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐               No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

I. FINANCIAL INFORMATION
A. Financial Statements
Consolidated Balance Sheets	3
Unaudited Consolidated Statements of Operations	5
Unaudited Condensed Consolidated Statements of Cash Flows	6
Unaudited Condensed Consolidated Statement of Shareholders’ Equity	7
Notes to Unaudited Condensed Consolidated Financial Statements	8
B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview	21
Results of Operations	21
Segment Analysis	26
Changes in Financial Condition	34
Forward-Looking Statements	38
C. Quantitative and Qualitative Disclosures About Market Risk
Exchange Rate Risk	40
Interest Rate Risk	40
D. Internal Controls and Procedures	41

II. OTHER INFORMATION
A. Legal Proceedings	42
B. Risk Factors	42
C. Use of Proceeds	42
Exhibit Index	44

i

     Telvent GIT, S.A. (the “Company” or “Telvent”), a Spanish corporation, is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares in 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (the “SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a Form 10-Q.
References
     Unless otherwise indicated,
(1)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(4)	“Caseta” refers to Caseta Technologies Inc., which we acquired on April 27, 2007;

(5)	“Latin America” includes Mexico;

(6)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(7)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;

(8)	“North America” refers to the United States and Canada;

(9)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(10)	“shares” and “ordinary shares” refer to our ordinary shares;

(11)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(12)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd. ;

(13)	“Telvent Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(14)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(15)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.,

(16)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(17)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(18)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.; and

(19)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union.

I. FINANCIAL INFORMATION
     A. Financial Statements
TELVENT GIT, S.A.
Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€70,823	€73,755
Restricted cash	—	8,590
Other short-term investments	484	461
Derivative contracts	3,504	3,544
Accounts receivable (net of allowances of € 625 as of March 31, 2008 and € 639 as of December 31, 2007)	120,587	143,261
Unbilled revenues	217,409	196,307
Due from related parties	14,150	38,773
Inventory	26,770	21,194
Other taxes receivable	9,260	9,309
Deferred tax assets	2,921	2,399
Other current assets	3,533	3,476

Total current assets	€469,441	€501,069
Deposits and other investments	7,165	7,103
Investments carried under the equity method	411	219
Property, plant and equipment, net of accumulated depreciation of € 46,993 as of March 31, 2008 and € 45,915 as of December 31, 2007	54,252	52,975
Long-term receivables and other assets	8,672	8,605
Deferred tax assets	16,230	16,529
Other intangible assets, net of accumulated amortization of € 16,109 as of March 31, 2008 and € 16,373 as of December 31, 2007	19,760	22,381
Goodwill	59,735	64,638

Total assets	€635,666	€673,519

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€220,118	252,624
Billings in excess of costs and estimated earnings	29,003	35,501
Accrued and other liabilities	15,258	13,668
Income and other taxes payable	16,954	21,452
Deferred tax liabilities	2,803	2,546
Due to related parties	37,253	25,315
Current portion of long-term debt	1,596	3,488
Short-term debt	54,805	63,998
Short-term leasing obligations	7,538	7,075
Derivative contracts	5,187	3,686

Total current liabilities	€390,515	€429,353
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Long-term debt less current portion	12,413	12,230
Long-term leasing obligations	22,344	22,959
Other long term liabilities	9,673	8,198
Deferred tax liabilities	5,519	6,361
Unearned income	1,726	409

Total liabilities	€442,190	€479,510

Minority interest	3,996	3,889

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3,005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in capital	42,129	42,072
Accumulated other comprehensive income (loss)	(11,894)	(5,294)
Retained earnings	71,356	65,453

Total shareholders’ equity	€189,480	€190,120

Total liabilities and shareholders’ equity	€635,666	€673,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2008	2007
Revenues	€138,681	€121,362
Cost of revenues	102,660	90,627

Gross profit	€36,021	€30,735

General and administrative	14,333	12,095
Sales and marketing	5,070	4,335
Research and development	4,507	4,566
Depreciation and amortization	2,711	2,571

Total operating expenses	€26,621	€23,567

Income from operations	9,400	7,168
Financial income (expense), net	(2,546)	(1,833)
Income from companies carried under the equity method	240	—

Total other income (expense)	€(2,306)	€(1,833)

Income before income taxes	7,094	5,335
Income tax expense	940	290

Net income before minority interest	€6,154	€5,045

Loss/(profit) attributable to minority interests	(251)	87

Net income	€5,903	€5,132

Earnings per share
Basic and diluted net income per share	€0.20	€0.18

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended March 31,
	2008	2007
Revenues	€5,922	€5,879
Cost of revenues	(2,784)	(3,383)
General and administrative	(1,720)	(1,830)
Financial income (expense), net	268	(191)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Three Months Ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	€5,903	€5,132
Adjustments to reconcile net income to net cash provided by operating activities	3,699	(2,094)
Change in operating assets and liabilities, net of amounts acquired	(50,520)	(51,696)
Change in operating assets and liabilities due to temporary joint ventures	1,760	439

Net cash provided by (used in) operating activities	€(39,158)	€(48,219)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,590	8,045
Due from related parties	34,726	22,928
Acquisition of subsidiaries, net of cash	—	(100)
Purchase of property, plant & equipment	(1,251)	(777)
Disposal/(acquisition) of investments	(277)	(512)

Net cash provided by (used in) investing activities	€41,788	€29,584

Cash flows from financing activities:
Proceeds from long-term debt	595	343
Repayment of long-term debt	(2,303)	(2,231)
Proceeds from short-term debt	1,903	3,694
Repayment of short-term debt	(12,827)	(1,991)
Proceeds (repayments) of government loans	384	(6)
Due to related parties	8,094	15,827

Net cash provided by (used in) financing activities	€(4,154)	€15,636

Net increase (decrease) in cash and cash equivalents	€(1,524)	€(2,999)
Net effect of foreign exchange in cash and cash equivalents	(1,408)	(103)
Cash and cash equivalents at the beginning of period	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235

Cash and cash equivalents at the end of period	€70,823	€66,130

Supplemental disclosure of cash information
Cash paid for the period:
Interest	€3,427	€2,985

Non-cash transactions:
Capital leases	€1,580	€1,540
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros)

			Additional		Accumulated Other	Total
	Ordinary Shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income / (Loss)	Equity
Balance, December 31, 2007	29,247,100	€87,889	€42,072	€65,453	€(5,294)	€190,120
Comprehensive income:
Net Income	—	—	—	5,903	—	5,903
Foreign currency translation adjustment	—	—	—	—	(6,079)	(6,079)
Derivatives qualifying as hedges	—	—	—	—	(521)	(521)
Total comprehensive income						(697)
Parent company stock purchase plan expense	—	—	57	—	—	57

Balance, March 31, 2008	29,247,100	€87,889	€42,129	€71,356	€(11,894)	€189,480

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the three-month period ended March 31, 2008 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on March 10, 2008 (the “Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required initially to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented, requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, clarifying that all of those types of transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary, and eliminates the requirement to apply purchase accounting to a parent’s acquisition of noncontrolling ownership interests in a subsidiary. Finally, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that adoption of this statement will have a material effect on the presentation of its shareholders’ equity, as it will include minority interest, but not on its financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company expects that adoption of this statement will significantly affect the way for which its future business combinations will be accounted.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is an amendment to FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities. In addition, it encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Specifically, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No.133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this Statement.
     In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows, and will be providing the necessary disclosures upon adoption of this Statement.
     4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the ventures, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all ventures. In accordance with FASB Interpretation 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the partner most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. There were no such investments at March 31, 2007. At March 31, 2008, the carrying value of these investments was € 411.
     As of March 31, 2008, total assets coming from these consolidated entities amounted to € 35,878. Total revenue recognized with respect to these consolidated joint ventures was € 6,052

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
and € 8,159, including € 4,438 and € 4,894 of revenues attributable to other venture partners in these arrangements for the three-month periods ended March 31, 2008 and 2007, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures were € 5,738 and € 8,460, including € 4,319 and € 4,991 of costs attributable to the other venture partners in these arrangements, for the three-month periods ended March 31, 2008 and 2007, respectively. There are no consolidated assets that are collateral for the UTEs’ obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,136.
5. Inventory
     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Raw Materials	€4,265	€4,609
Work-in-progress	22,505	16,585

	€26,770	€21,194

6. Acquisitions
Acquisition of Matchmind
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”) completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries Matchmind S.L. and Matchmind Ingeniería de Software, S.L. (collectively, “Matchmind”), for € 24,351. Matchmind specializes in system integration, consulting services and information technology outsourcing. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.
     The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Therefore, as of March 31, 2008, the excess of the purchase price over the net book value of the net assets acquired has been allocated entirely to goodwill. The Company expects to complete this allocation by the third quarter of 2008.
     The results of operations of Matchmind have been included in the Company’s Global Services segment from the date of its acquisition.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
7. Short-term debt
     On March 31, 2008, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3.0 million. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount of U.S. $6.0 million and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount of up to U.S. $12.0 million for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA, Inc. is required to provide bid, advance payment or performance securities. The amount outstanding under this agreement was € 1,800 as of March 31, 2008. This credit agreement is a “demand facility” agreement which means that there is no maturity date and, that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
8. Financial Instruments
     The following table provides quantitative information about the Company’s foreign exchange contracts by principal currency as of March 31, 2008 and December 31, 2007.

		As of March 31, 2008
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€2,103	€45,118	€2,611	€66,446
Swedish Kronor	—	—	1,793	13,075
Euros	680	15,541	420	8,330
Canadian Dollars	2	177	132	1,182
Moroccan Dirhams	—	29	—	—
Jordanian Dinars	29	575	17	331
Qatari Riyals	88	3,186	84	2,680
Japanese Yen	—	120	1	244
Thai Bahts	61	2,455	31	1,262
Chinese Yuan	1	29	98	1,473
British Pound	—	5	—	—

	€2,964	€67,235	€5,187	€95,023

Interest rate contracts:
Interest rate caps	540	26,879	—	—

Total	€3,504	€94,114	€5,187	€95,023

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

		As of December 31, 2007
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€2,207	€68,134	€2,077	€63,222
Swedish Kronor	—	—	1,215	18,354
Euros	363	28,913	76	7,835
Canadian Dollars	8	394	42	1,199
Moroccan Dirhams	—	—	1	29
Jordanian Dinars	12	609	6	327
Qatari Riyals	123	4,589	22	1,422
Japanese Yen	8	486	—	—
Thai Bahts	126	1,435	247	2,812
Chinese Yuan	12	1,404	—	144

	€2,859	€105,964	€3,686	€95,344

Interest rate contracts:
Interest rate caps	685	19,032	—	—

Total	€3,544	€124,996	€3,686	€95,344

     On January 1, 2007, the Company started to apply hedge accounting under SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, for all derivatives instruments entered into starting January 1, 2007. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. In addition, the tables above include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the three-month period ended March 31, 2008, amounted to € (27) before income taxes.
     The majority of the total amount € (234) that has been recorded as the effective portion of cash flow hedges in other comprehensive income will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
9. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€13,797	€3,694
Credit line receivable	353	35,079

	€14,150	€38,773

Due to related parties:
Trade payables	€16,320	€12,476
Credit line payable	20,933	12,839

	€37,253	€25,315

     The Company has an available bilateral credit agreement with its parent, Abengoa of approximately € 78,973 (€ 60,000 related to Telvent on a consolidated basis, plus an additional U.S. $30.0 million available to Telvent Mexico, which was translated from U.S. Dollars to Euros based on the exchange rate at close on March 31, 2008).
     The Company’s net credit line payable under this credit arrangement as of March 31, 2008 was € 20,580, with € 58,393 remaining available as of this date. The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
10. Commitments and Contingencies
Commitments
     On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, acquired 10% of the shares of Grupo S21 Sec Gestion, S.A. (“S21sec”), a leading Spanish company specializing in computer security solutions. Telvent has a commitment to acquire an additional 10% of its shares on or before October 31, 2010, subject to the completion of certain conditions. The obligation of Navarra de Gestión para la Administración S.A.’s (“NGA”) to sell the additional 10% of the shares of S21 Sec, is conditional upon Telvent and any company part of the Abengoa Group investing € 15 million in the territory of Navarra.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The stock purchase agreement with respect to the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Caseta”) provides for contingent and variable earn-out payments and post-closing adjustments. There is an overall limit of U.S $20.728 million on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit. As of March 31, 2008, € 716 has been recorded in “accrued and other liabilities” related to this earn-out, because its payment occurred on May 20, 2008.
     Effective October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind for € 24,351. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The purchase price for each additional share purchase will be based on achieving certain financial objectives in the preceding fiscal year, with an estimated total amount of approximately € 45,000.
Contingencies

     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of March 31, 2008, the development and installation work for the El Toyo project was complete, although acceptance by the client has not been yet obtained.
     The Company currently is in discussions with the sellers of Telvent Farradyne, Inc., formally called PB Farradyne, Inc. (“Telvent Farradyne”), a company we acquired in 2006, regarding the resolution of certain claims by the Company related to the carrying value of net assets purchased and resulting adjustments to the purchase price.
     The Company’s subsidiary, Telvent China, is in an arbitration proceeding regarding the resolution of certain claims it made against the sellers of 80% of the shares of Beijing Blue Shield High & New Tech. Co, Ltd., which we acquired in 2006; these claims relate to the carrying value of net assets purchased.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Guarantees
Performance Guarantees
     In the ordinary course of business, the Company provides performance guarantees in the form of performance bonds to customers in order to ensure the Company fulfils the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract which is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate such risk. The guarantees are generally not drawn upon as the Company will usually complete the contract or renegotiate its terms.
     As of March 31, 2008, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
		(Unaudited)

Performance guarantees	€171,230	€10,056	€—
Financial guarantees	1,408	—	—

	€172,638	€10,056	€—

     The maximum potential payments represent a “worst-case scenario” and does not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to partially offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
11. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impact on different economic sectors, together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three-Month Period Ended March 31, 2008 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€40,736	€47,245	€8,448	€11,918	€30,334	€138,681
Cost of revenues	(30,927)	(34,751)	(6,547)	(10,275)	(20,160)	(102,660)

Gross profit	€9,809	€12,494	€1,901	€1,643	€10,174	€36,021

Operating expenses						(26,621)
Other income (expenses), net						(2,306)

Income before income taxes						€7,094

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Three-Month Period Ended March 31, 2007 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€55,356	€41,863	€8,562	€6,744	€8,837	€121,362
Cost of revenues	(41,996)	(31,988)	(6,381)	(5,213)	(5,049)	(90,627)

Gross profit	€13,360	€9,875	€2,181	€1,531	€3,788	€30,735

Operating expenses						(23,567)
Other income (expenses), net						(1,833)

Income before income taxes						€5,335

     The majority of the joint ventures’ net revenues that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
Segment assets of the Company are as follows:

	As of March 31, 2008 (Unaudited)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Segment assets	€194,105	€226,363	€40,788	€32,603	€116,580	€610,439
Unallocated assets						25,227

Total assets						€635,666

	As of December 31, 2007 (Audited)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Segment assets	€192,238	€238,429	€36,738	€31,805	€111,678	€610,888
Unallocated assets						62,631

Total assets						€673,519

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Geographic Information
     For the three months ended March 31, 2008 and 2007, sales outside of Spain comprised 46.0% and 58.9% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Three-Months Ended March 31,
	2008	2007
	(Unaudited)

Europe	€84,172	€71,050
Latin America	15,428	18,658
North America	24,365	24,099
Asia-Pacific	4,378	4,777
Middle-East and Africa	10,338	2,778

	€138,681	€121,362

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Portugal	€4,496	€4,578
North America	911	1,139
Latin America	512	473
China	1,787	1,867
Others	182	193

	€7,888	€8,250

12. Subsequent Events
     On May 8, 2008, the Company’s subsidiary, Telvent Energia S.A., signed a new joint venture agreement with the DMS Group LLC (“DMS Group”) in Serbia under which both companies are establishing a limited liability company under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS, LLC”). Telvent Energía has an interest of 49% of the new company, while the DMS Group owns the remaining 51%.
     Telvent’s total investment related to this transaction will be € 6,000. Telvent Energía will pay € 3,000 on the establishment of Telvent DMS LLC (€ 1,865 will be paid to DMS Group and € 1,135 has been paid as capital for Telvent DMS LLC in May 2008) and the balance of € 3,000 will be paid within 2 years of the date Telvent DMS LLC is registered.
     The Company had participated in a Value Added Reseller (VAR) agreement with DMS Group LLC for eight years resulting in the parties becoming strong integration partners

TELVENT GIT, S.A.
Notes to Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
throughout the period. The Company’s partnership in Telvent DMS LLC will be with the software side of the DMS Group which as part of its capital contribution is transferring to Telvent DMS LLC its advanced software system for electric utilities (handles outages, provides troubleshooting tools, monitoring, etc.).
     On May 20, 2008, in accordance with the stock purchase agreement between Telvent Traffic and the sellers of Caseta, Telvent Traffic paid to the sellers the earn-out payment for the year 2007 in the sum of U.S. $1.1 million.
     On April 28, 2008, our subsidiary Telvent Traffic entered into an agreement with Bank of America, N.A. (successor to LaSalle Bank National Association) to amend the credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to extend the termination date until April 30, 2009.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company engaged for a sustainable and secure world that specializes in high value-added real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
Results of Operations
     Our results of operations for the three-month periods ended March 31, 2008 and March 31, 2007 include the results of operations of our acquisitions at different points during the periods reviewed:
•	On April 27, 2007, we completed the acquisition of 100% of the shares of Caseta, an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The results of operations of Caseta are reflected in our results of operations for the three-month period ended March 31, 2008, but not in the corresponding period in 2007.

•	Effective October 1, 2007, our subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind that specializes in system integration, consulting services and information technology outsourcing. The remaining shares will be held by part of Matchmind’s management team, with 2% being held by its founder and former President. The agreement provides that Telvent will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. The results of operations of Matchmind, net of minority interest, are reflected in our results of operations for the three-month period ended March 31, 2008, but not in the corresponding period in 2007.

The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the first quarter of each of 2008 and 2007.

			Percentage		Percentage
			of		of
			Revenues		Revenues
			for the		for the
			Three-		Three-
			Months	For the Three-	Months
	For the Three-Months Ended		Ended	Months Ended	Ended	Percentage
	March 31,		March 31,	March 31,	March 31,	Change
	2008(1)	2008	2008	2007	2007	2007-2008

	(Euros and U.S. Dollars in thousands, except percentages)

Revenues(2)	$219,185	€138,681	100%	€121,362	100%	14.3%

Cost of revenues(2)	162,254	102,660	74.0	90,627	74.7	13.3%

Gross profit	56,931	36,021	26.0	30,735	25.3	17.2%

General and administrative	22,653	14,333	10.3	12,095	10.0

Sales and marketing	8,013	5,070	3.7	4,335	3.6

Research and development	7,123	4,507	3.2	4,566	3.8

Depreciation and amortization	4,285	2,711	2.0	2,571	2.1

Total operating expenses	42,074	26,621	19.2	23,567	19.4

Income from operations	14,857	9,400	6.8	7,168	5.9	31.1%

Financial income (expense), net	(4,024)	(2,546)	(1.8)	(1,833)	(1.5)

Income from companies carried under the equity method	379	240	0.2	—	—

Total other income (expense)	(3,645)	(2,306)	(1.7)	(1,833)	(1.5)

Income before income taxes	11,212	7,094	5.1	5,335	4.4

Income tax expense (benefit)	1,486	940	0.7	290	0.2

Net income before minority interest	9,726	6,154	4.4	5,045	4.2

Loss (Profit) attributable to minority interest	(397)	(251)	(0.2)	87	0.1

Net income	$9,329	€5,903	4.3	€5,132	4.2	15.0%

Basic and diluted net income per share	$0.32	€0.20		€0.18

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.5805 to € 1.00 (based on the noon buying rate on March 31, 2008). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended March 31, 2008 and 2007 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Total revenue recognized with respect to these consolidated joint ventures was € 6.0 million and € 8.2 million, including € 4.4 million and € 4.9 million attributable to other joint venture partners in these arrangements for the three-month periods ended March 31, 2008 and 2007, respectively. Total cost of revenues recognized with respect to these consolidated joint ventures was € 5.7 million and € 8.5 million, including € 4.3 million and € 5.0 million of costs attributable to the other venture partners in these arrangements for the three-month periods ended March 31, 2008 and 2007, respectively.

Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. New contract bookings for the three months ended March 31, 2008 were € 169 million, a decrease of € 12 million, or 7%, as compared to new bookings of € 181 million for the three months ended March 31, 2007. This decrease was mainly due to the Smart Metering project performed for Vattenfall, the electric utility in Sweden, in the Energy segment, which generated bookings of € 59 million during the first quarter of 2007. However, this was offset in part by the acquisition of Matchmind Holding S.L. (occurring during the fourth quarter of 2007) within the Global Services segment, which contributed € 25 million of net bookings during the first quarter of 2008.
     Backlog as of March 31, 2008 was € 575.1 million, an increase of € 58 million, or 11.2%, from a backlog of € 517.1 million as of March 31, 2007. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes the pipeline of projects that we are pursuing, and as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended
March 31,	March 31,	Percent Change
2008	2007	2007-2008
(Euros in thousands, except percentages)
€ 138,681	€ 121,362	14.3%
     The increase in revenues for the three-month period ended March 31, 2008 over the corresponding period in 2007 was due primarily to the effect of the revenues generated by the companies we acquired in 2007, Caseta and Matchmind, which contributed € 0.5 million and
€ 18.9 million respectively for the three-month period ended March 31, 2008, with no corresponding contribution in the same period of the prior year. Organic growth in the first quarter of 2008 was low as a result of the 2007 contribution of the Vattenfall Smart Metering project, which brought in revenues of € 17.2 million in the three-month period ended March 31, 2007 and only € 5.9 million in the same period of 2008. However, we expect this effect will be offset this year by the contribution of the Transportation project in Saudi Arabia, which we believe will generate over € 35 million in revenues during fiscal year 2008 compared to € 5.2 million generated from this project in fiscal year 2007.

Cost of Revenues

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2008	March 31,	2007	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 102,660	74.0%	€ 90,627	74.7%	13.3%
     Cost of revenues decreased slightly as a percentage of revenues period-to-period, mainly due to our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contribution of higher margins from our Transportation segment. Additionally, cost of revenues for the three-month periods ended March 31, 2008 and March 31, 2007 included € 4.3 million and € 5.0 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. Excluding the effect of the consolidation of our temporary joint venture consortiums, our gross margins for the three-month periods ended March 31, 2008 and March 31, 2007 would have been 26.7% and 26.5%, respectively, representing an increase of 16.4%, quarter-over-quarter.
General and Administrative

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2008	March 31,	2007	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 14,333	10.3%	€ 12,095	10.0%	18.5%
     Our general and administrative expenses increased from the three-month period ended March 31, 2007 to the three months ended March 31, 2008, mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2007, Caseta and Matchmind, which contributed € 0.4 million and € 3.2 million for the three-month period ended March 31, 2008, with no corresponding contribution in the same period during the prior year. Absent the consolidation of general and administrative expenses coming from these acquisitions, general and administrative expenses decreased as a percentage of revenues, due in part to a reduction in these costs at Telvent Farradyne which had incurred significant non-recurring costs during fiscal year 2007 in connection with its integration process.
Sales and Marketing

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2008	March 31,	2007	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 5,070	3.7%	€ 4,335	3.6%	17.0%

     Our sales and marketing expenses have increased slightly as a percentage of revenues from the three-month period ended March 31, 2007 to the three-month period ended March 31, 2008 primarily due to the consolidation of sales and marketing expenses from Matchmind, which contributed € 1.1 million in the first quarter of 2008, with no corresponding contribution over the same period during the prior year.
Research and Development

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2008	March 31,	2007	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 4,507	3.2%	€ 4,566	3.8%	(1.3)%
     Our research and development expenses decreased as a percentage of revenues in the three-month period ended March 31, 2008 over the corresponding period in 2007. Nonetheless, we strive to reach and maintain a level of investment in research and development of approximately 3.5% to 4% as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses with the realization of synergies from the integration of the businesses acquired during 2007.
Depreciation and Amortization

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2008	March 31,	2007	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ 2,711	2.0%	€ 2,571	2.1%	5.4%
     Our depreciation and amortization expense increased from the three-month period ended March 31, 2007 to the three-month period ended March 31, 2008 but remained fairly stable as a percentage of revenues. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships, was € 0.8 million in each period.
Financial Income (Expense), Net

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2008	March 31,	2007	Change
2008	Revenues	2007	Revenues	2007-2008
(Euros in thousands, except percentages)
€ (2,546)	(1.8)%	€ (1,833)	(1.5)%	38.9%

     Net financial expense increased from the first quarter of 2007 to the first quarter of 2008 mainly due to an increase in interest generated under the sale and lease-back agreement signed by our subsidiary Telvent Housing S.A. in October 2007, an increase in our exchange rate losses and to a decrease in the positive fair value of our interest rate cap agreements.
Segment Analysis
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation of the weather, the climate, the hydrology and the atmosphere and its impacts on different economic sectors, together with the provision of technology oriented to enhance the use and management of water resources done by water utilities.

•	Public Administration works for the optimization of governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three-Months Ended March 31, 2008
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€40,736	€47,245	€8,448	€11,918	€30,334	€138,681
Gross profit	€9,809	€12,494	€1,901	€1,643	€10,174	€36,021
Gross margin	24.1%	26.4%	22.5%	13.8%	33.5%	26.0%

	Three-Months Ended March 31, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin	Services	Total
Revenues	€55,356	€41,863	€8,562	€6,744	€8,837	€121,362
Gross profit	€13,360	€9,875	€2,181	€1,531	€3,788	€30,735
Gross margin	24.1%	23.6%	25.5%	22.7%	42.9%	25.3%
     Energy

	Three-Months Ended March 31
	2008	2007
	(Euros in thousands, except percentages)
Revenues	€40,736	€55,356
Gross profit	€9,809	€13,360
Gross margin	24.1%	24.1%
Revenue growth rate over prior period	(26.4)%
     Our Energy segment revenues decreased organically from € 55.4 million to € 40.7 million, or 26.4%, in the three-month period ended March 31, 2008, when compared to the three-month period ended March 31, 2007, mainly due to lower revenue quarter in Mexico and the anticipated smaller contribution of the Vattenfall project, which is in its late stages.
     Our reported revenues in this segment were further constrained by the fact that a significant portion of revenues are recorded in U.S. Dollars, which have significantly depreciated against the Euro, our reporting currency.
     Oil & Gas
     Our revenues for the Oil & Gas business have decreased 16.8%, from € 18.5 million in the three-month period ended March 31, 2007 to € 15.4 million in the first quarter of 2008. Gross margin for the period was 18.7%, compared to 21.9% in the same period of 2007. The revenue decrease is mainly due to slower activity in the Mexican market and the fact that most of our revenues in this business are recorded in U.S. dollars, which have depreciated against the Euro.

     In North America, revenues in the first quarter of 2008 amounted to € 10.7 million, while revenues in the same period of 2007 were € 8.6 million, a 24.8% increase over the period. An increased number of larger projects, along with the larger number of Telvent teams delivering to customers, led to higher monthly completion figures. The major project awarded in the first quarter of 2008 was the contract signed with Sunoco to provide a solution including OASyS DNA and several other Telvent applications. Bookings were strong in both the last quarter of 2007 and the first quarter of 2008, which reflects the success of Telvent’s integrated solutions strategy and provides strong visibility and expected stability in this region.
     Resource demand continues to outpace supply in our Oil & Gas business in general but particularly in Canada, where it is causing intense competition and increased turnover in our workforce. This effect is somewhat compensated by increased stability of the recent release of our OASyS DNA 7.5 product which we anticipate will reduce cost of deployment going forward. The opportunities in the Oil & Gas business within this region are the strongest in years and they increasingly include integrated advanced application solutions, which give larger contract values and less seasonal variations.
     In Latin America, revenues have decreased 58.1% in the first quarter of 2008, when compared to the first quarter of 2007. This decrease was mainly due to slower activity in Mexico and in other areas of Latin America.
     In our Asia-Pacific region, revenues have decreased 59.7%, from € 1.2 million in the first three months of 2007 to € 0.5 million in the same period of 2008. This decrease is a direct result of the substantial completion of a major project in China in late 2007. The decline in revenue is however expected to be temporary, as we expect to sign new contracts during the second and third quarter of 2008.
     In the Middle East and Africa region, revenues in the first quarter of 2008 amounted to € 0.8 million, while revenues in the same period of 2007 were € 0.1 million. This increase can be attributed to the startup of a large project in Abu Dhabi and the completion of a project in Turkey.
     Electricity
     Our revenues for the electric utility business for the period have decreased 31.2%, from € 36.9 million in the first quarter of 2007 to € 25.4 million in the first quarter of 2008, mainly due to the revenue reduction in the Smart Metering deployment project for Vattenfall, which is in its late stages. Gross margin in the first three months of 2008 was 27.3%, compared to 25.3% in the same period of 2007; this increase in gross margin was due to lower revenue contribution from the Vattenfall project, which had a lower gross margin. Although we are actively pursuing additional opportunities that may offset this effect, we expect this gap with 2007 revenues in this area to remain during the balance of 2008.

     In Europe, in the first quarter 2008, we experienced a significant revenue decrease from the same period in 2007, from € 24.3 million in revenues during the first quarter of 2007 to € 13.6 million in the first quarter of 2008. As mentioned above, this decrease in revenues was mainly due to less activity in the Vattenfall project, which is entering its final deployment stage.
     In North America, the electric utility business revenues decreased by 5.5% when comparing the three-month period ended March 31, 2008 to the same period of 2007. This shortfall is primarily due to the fact that some customers have delayed until later this year several orders that were expected during the last quarter of 2007. The bookings forecast for the third and fourth quarters of this year remain strong in our emerging Smart Grid business which includes our SCADA and advanced applications.
     Enterprise GIS (Geographical Information Systems) revenues in the first quarter of 2008 were € 3.7 million compared to € 3.1 million in the same period of 2007. GIS implementation services continue to be particularly strong, while core software sales continue on budget. From a bookings perspective, € 4.2 million has been booked in the first quarter of 2008, compared to € 2.2 million for the same period in 2007. Additionally, the forecast bookings for the second and third quarters remain very strong and we expect to win some key accounts with significant software sales revenue during the remaining quarters of 2008. In general, backlog in services continues to grow at a at an accelerated pace necessitating more emphasis on recruiting in this business area.
     In Latin America, revenues in the first quarter of 2008 decreased by 5.3% over the first quarter of 2007. Gross margin in this region during the first three months of 2008 was 16.7% compared to 14.0% in the same period of 2007. The decrease in revenues in this region was mainly due to slower activity in Mexico. However, our revenues from Brazil increased by 24.8%, due to the good performance of several transmissions line projects that we are currently carrying out in this country.
     In the Middle East and Africa regions, our revenues increased by 109% due to the activity of several medium size telecommunication projects in Mozambique and Lebanon. In addition to these projects, the troublesome Tunisia project has advanced well and at this moment has entered the Provisional Acceptance Certification phase.
     In the Asia-Pacific region, revenues have decreased from € 1.1 million in the three months ended March 31, 2007 to € 0.3 million in three months ended March 31, 2008. This was basically due to the completion of a major project carried out in 2007 in India for the supply of remote terminal units “RTUs”. However, we are pursuing several opportunities going forward in this region which are expected to offset this decreased volume during the third and the fourth quarters of 2008.
     Backlog as of March 31, 2008 for the Energy segment amounted to € 114.7 million.

     Transportation

	Three-Months Ended March 31
	2008	2007
	(Euros in thousands, except percentages)
Revenues	€47,245	€41,863
Gross profit	€12,494	€9,875
Gross margin	26.4%	23.6%
Revenue growth rate over prior period	12.9%
     Our Transportation segment revenues for the three-month period ended March 31, 2008 increased by 12.9%, as compared to the three-month period ended March 31, 2007. This was mainly due to steady organic growth, contribution of new large projects (Saudi Arabia) and non-organic growth from our acquisition of Caseta in May 2007.
     In Europe, the majority of our projects in this segment, are being executed in Spain. Revenues for the three months ended March 31, 2008 in this region decreased by 10.2%, as compared to the three months ended March 31, 2007. This decrease was mainly as result of delays suffered during the first quarter of 2008 in some projects related to the urban market, as consequence of the General Elections that took place in Spain in March 2008.
     In North America, our revenues in this segment were € 8.6 million during the first quarter of 2008, a decrease of 9.7% compared with the revenues in the same period in 2007. Gross margin was 31.1% during the first quarter of 2008, compared to 29.9% in the same period in 2007.
     In Latin America, we experienced growth in this segment of 10.8% in the first quarter of 2008, with total revenue € 4.8 million. This growth was mainly due to general improvement in the Brazilian market, achievement of the first milestones in the traffic control project for Panama City and development of new railway projects in Venezuela. Gross margin during the first quarter of 2008 was 24.6%, compared to 26.0% in the first quarter of 2007. This decrease in gross margin was mainly due to customer delays in two projects, the IAFE ticketing project in Venezuela and the Monterrey project in Mexico.
     In the Asia-Pacific region, we experienced a growth in revenues in this segment, from € 1.9 million in the first quarter of 2007 to € 2.8 million in the first three months of 2008. This increase was mainly due to the new Spanish-funded projects in China that were approved and performance of which commenced at the beginning of this period.
     In the Middle-East and Africa regions, we experienced a significant increase in our revenues. Our revenues were € 7.4 million during the first quarter of 2008. The primary reason for this increase was basically the good performance of the Automatic Traffic Violation Administering and Monitoring (“ATVAM”) contract, awarded in 2007, for traffic and enforcement systems in Jeddah, Mecca and Medina, in Saudi Arabia and the Beirut Urban Traffic systems project in Lebanon.
     Backlog in our Transportation segment in the first quarter 2008 amounted to € 291.6 million.

     Environment

	Three-Months Ended March 31
	2008	2007
	(Euros in thousands, except percentages)
Revenues	€8,448	€8,562
Gross profit	€1,901	€2,181
Gross margin	22.5%	25.5%
Revenue growth rate over prior period	(1.3)%
     Revenues in our Environment segment in the three-month period ended March 31, 2008 declined slightly over the same period of 2007. Gross margin for this segment in the period was 22.5%, a decrease over the 25.5% gross margin of the same period of 2007, due to the lower contribution in the first quarter of 2008 of higher profitable projects, such as the two large Meteorological contracts for the Directorate General of Civil Aviation (“DGCA”) in Kuwait (mostly completed by this quarter) to the overall segment revenue mix.
     In Europe, which represented more than half of the total revenues in this segment, most of our revenues are generated in Spain. However, this percentage is gradually decreasing as we grow in other geographic regions. Revenues in Europe amounted to € 4.7 million during the first quarter of 2007, a 30.9% increase over the same period of 2007. This increase quarter-over-quarter was mainly due to the significant contribution of the Aviation Weather projects awarded in Spain in the last quarter of 2007 and in Sweden in early 2008, and the contribution of the ongoing hydrological projects in Spain and a Water SCADA project in Turkey.
     Revenues in North America in this segment during the first quarter of 2008 represent 13.5% of the total revenues, amounting to € 1.1 million, and representing a decrease of 30.1% over the revenues in the same period of 2007. The drop in revenues quarter-over-quarter is due to the fact that the long-term Road Weather Information System (“RWIS”) contract with Alberta Infrastructure and Transportation in Alberta, Canada, is running in the weather forecasting service stage, thus its contribution in revenues is lower than in previous stages, although its gross margin is higher. The Water SCADA projects in North America also contributed to a lesser extent quarter-over- quarter.
     In Latin America, revenues amounted to € 0.8 million in the three-month period ended March 31, 2008, as compared to € 0.4 million in the same period of 2007, arising mainly from our operations in Brazil, where the Water Management system project in Belo Horizonte is in its final stage.
     Our Asia-Pacific region continues growing steadily, with revenues in this segment amounting to € 0.8 million during the first three months of 2008, a 50.2% increase over the same period of 2007. The long-term contract with the Bureau of Meteorology of Australia for the National Automated Surface Weather and Sea Level Observing systems, as well as the Aviation Weather project in progress for the major airports in India were the major contributors to this growth. We expect continued growth in this region.

     Revenues in our Environment segment in the Middle East and Africa regions amounted to € 1.1 million in the first quarter of 2008, compared to € 2.4 million in the same period in 2007. The decrease in revenues was mainly due to the significant contribution to revenues in the first quarter of 2007 from the Weather Radar modernization project in Morocco, that is now completed, and from the two large Meteorological contracts for the DGCA in Kuwait, that are substantially completed and running now in the maintenance and operation stage. Nevertheless, the Middle East & Africa regions continue to be a key region for our Environment segment, where we expect growth in the future.
     Backlog in our Environment segment as of March 31, 2008 amounted to € 41.0 million.
     Public Administration

	Three-Months Ended March 31,
	2008	2007
	(Euros in thousands, except percentages)
Revenues	€11,918	€6,744
Gross profit	€1,643	€1,531
Gross margin	13.8%	22.7%
Revenue growth rate over prior period	76.7%
     Revenues in our Public Administration segment for the three-month period ended March 31, 2008 increased by 76.7% over the same period of 2007, primarily due to organic growth in our healthcare and government units. However, gross margins in this segment decreased in the first quarter of 2008 from 22.7% in 2007 to 13.8% in 2008 due to a change in our revenue mix, with a higher contribution of turn-key contracts with lower margins, such as the new Spanish electronic identity document project.
     Revenues in our Homeland Security and Government unit significantly increased up to € 8.3 million in the first quarter of 2008 as we continued to work on strategic projects, such as the contract awarded in June 2007 by the Spanish Central Government for the new Spanish electronic identity document.
     Revenues from our Healthcare IT unit in the first three months of 2008 were € 3.6 million. We continue to keep working on the contract in Dominican Republic for the development and implementation of national hospital information systems, as well as the contract for the supply and configuration of the security infrastructure for the Andalusian Health Service CTIs.
     Backlog in our Public Administration segment as of March 31, 2008 amounted to € 24.0 million.

Global Services

	Three-Months Ended March 31,
	2008	2007
	(Euros in thousands, except percentages)
Revenues	€30,334	€8,837
Gross profit	€10,174	€3,788
Gross margin	33.5%	42.9%
Revenue growth rate over prior period	243.3%
     Our Global Services segment grew 243.3% in the three-month period ended March 31, 2008 mainly as result of the inclusion of revenues from Matchmind, our Spanish IT company that specializes in system integration, consulting services and IT outsourcing, that we acquired effective October 1, 2007. Without the inclusion of revenues coming from Matchmind, revenues in our Global Services segment during the first quarter of 2008 would have been € 11.4 million, a 29.2% increase over the same quarter of 2007. This increase was mainly due to a combination of steady organic growth as result of further market development and the continuing evolution of our IT Services portfolio over our basic data center collocation services.
     Gross margin in this segment decreased during the first three months of 2008, compared to the same period of 2007, mainly due to the incorporation of the business from Matchmind, with lower margins. Gross margin from the newly incorporated Matchmind business during the first three months of 2008 was 29.6%, whereas our Outsourcing & IT Infrastructure Management Division gross margins were 40.1%, in line with our margins in the previous year. We continue to believe that our Global Services segment is an integrated business unit, with a mix of consulting, implementation and development, outsourcing and IT infrastructure Management services. A significant portion of the revenues in this segment are recurrent. Thus we expect margins to be stable in the 30% range, because most of the contracts are multi-year contracts (three to five years in average) with fixed monthly installments.
     Almost 100% of our business in the Global Services segment is carried out in Europe, particularly in Spain and Portugal.
     One of the most important projects during the first quarter of 2008 was the contract signed with Yoigo, a UMTS mobile operator, to handle all its outsourcing and management systems by operating its work desk, ensuring the security of its telecommunications and data bases, as well as the exploitation and evolution of business applications along with the integration of the aforementioned applications with third parties.
     Backlog in our Global Services segment as of March 31, 2008 amounted to € 103.8 million.

Geographical Revenues
     The following table identifies our revenues by region during the three-month periods ended March 31, 2008 and March 31, 2007. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Three-Months Ended March 31		Change
	2008	2007	2007 – 2008
	(Euros in thousands, except percentages)
Europe	€84,172	€71,050	18.5%
Latin America	15,429	18,658	(17.3)%
North America	24,364	24,099	1.1%
Asia-Pacific	4,378	4,777	(8.4)%
Middle-East and Africa	10,338	2,778	272.1%

Total	€138,681	€121,362	14.3%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2008	2007
	(Euros in thousands)
Net cash used in operating activities	€(39,158)	€(48,219)
     We used less cash in operating activities in the three-month period ended March 31, 2008 than in the three-month period ended March 31, 2007. For the three-month period ended March 31, 2008, we had € 3.7 million of non-cash adjustments to net income, including depreciation and amortization charges of € 2.8 million, compared with € (2.1) million of non-cash adjustments to net income for the three-month period ended March 31, 2007, which also included € 2.8 million of depreciation and amortization charges. Included in the additions (deductions) to net income were also € 0.6 million and € 0.4 million, respectively, of stock compensation charges, € 1.3 million and € (0.5) million, respectively, of foreign exchange (income)/loss and € (0.7) million and € (5.3) million, respectively, of deferred income tax charges for the three-month periods ended March 31, 2008 and 2007.
     Working capital and temporary joint ventures used € 48.8 million of our operating cash in the three-month period ended March 31, 2008, compared with € 51.3 million in the three-month period ended March 31, 2007. This is due to changes in operating assets and liabilities during the three-month period ended March 31, 2007, such as the increases in our inventory of € 6.7 million, in our unbilled revenues of € 19 million, and in our related parties receivable of € 3.0 million, and the decreases in our accounts payable of € 21.7 million, in our income and other taxes payable of € 6.0 million, in our billings in excess of costs and estimated earnings of € 4.2 million, and in related parties payable of € 0.3 million. These changes were offset by an increase in our accrued and other liabilities of € 5.2 million, and in our due to temporary joint ventures of € 1.8 million and by a decrease in our accounts and other long term receivable of € 4.5 million and in our other taxes receivable of € 0.9 million.
     Investing Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2008	2007
	(Euros in thousands)
Net cash used in operating activities	€41,788	€29,584
     Investing activities provided more cash during the three-month period ended March 31, 2008 than during the three-month period ended March 31, 2007.
     During the three-month period ended March 31, 2008, we borrowed € 34.7 million under our credit arrangement from Abengoa and we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007. We used cash of € 1.2 million for the purchase of property, plant and equipment. Finally, we used cash of € 0.3 million for the acquisition of deposits.
     During the three-month period ended March 31, 2007, we borrowed € 22.9 million under our credit arrangement from Abengoa and we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2006. We used cash of € 0.8 million for the purchase of property, plant and equipment. Additionally, on March 29, 2007, we paid € 0.1 million for the guarantee deposit payment in relation to the Maexbic acquisition. Finally, we used cash of € 0.5 million for the acquisition of deposits.
     Financing Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2008	2007
	(Euro in thousands)
Net cash provided by (used in) financing activities	€(4,154)	€15,636
     We used cash in financing activities in the three-month period ended March 31, 2008, while these activities provided cash during the three-month period ended March 31, 2007.
     During the first quarter of 2008, we repaid € 2.3 million of long-term debt, mainly in connection with the repayment of € 2.0 million, € 0.1 million and € 0.2 million of the current portion of long-term debt on the credit facilities with LaSalle Bank, Deutsche Bank and Liscat, respectively. We also repaid € 12.8 million of short-term debt consisting mainly of accounts receivable factoring payments of € 7.7 million and made credit facility repayments of € 1.2 million, € 0.9 million, € 0.8 million and € 0.2 million to LaSalle Bank, Banesto, Caja Madrid and Sabadell, respectively. Short-term debt increased by € 1.9 million, mainly related to advance payments from financial institutions on inter-company receivables, and amounts outstanding under corporate credit cards. Additionally, we received proceeds of € 8.1 million under the credit agreement with Abengoa and € 0.4 million from government loans.
     During the first quarter of 2007, we repaid € 2.2 million of long-term debt, mainly in connection with repayments of € 1.7 million and € 0.1 million of the current portion of long-term debt on the credit facilities with LaSalle Bank and Caja Madrid, respectively. We also repaid € 2.0 million of short-term debt mainly related to repayments on the credit facility with Bank of Boston, while we increased short-term debt by € 3.7 million, mainly related to advance payments from financial institutions on inter-company receivables, amounts outstanding under corporate credit cards, and financing of € 0.5 million received by our Chinese subsidiary from Citibank. Additionally, we received proceeds of € 15.8 million under the credit arrangement with Abengoa.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F filed on March 10, 2008.
     Our net credit line payable under our credit arrangement with Abengoa as of March 31, 2008 was € 20.6 million, with € 58.4 million remaining available to us as of this date. The Company will incur no costs nor receive any payments under this arrangement unless it actually uses or loans any of the available funds.
     As of March 31, 2008, € 24.3 million was outstanding under the long term leasing obligation entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. for the sale and leaseback of certain equipment previously owned by Telvent Housing.
     As of March 31, 2008, € 5.9 million was outstanding under several types of financing agreements between Matchmind and several banks.

     On March 31, 2008, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the previous one dated May 2, 2003. The new credit agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by the Company. The first facility (“Facility A”) is a revolving credit line available for working capital purposes with funds available up to U.S. $3.0 million. The second facility (“Facility B”) is a hedging facility with a maximum aggregate amount available of U.S. $6 million and is solely for the purposes of financing hedging agreements. The third facility (“Facility C”) is a credit facility with a maximum aggregate amount available of up to U.S. $12.0 million for the purpose of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance guarantees. The amount outstanding under this agreement was € 1.8 million as of March 31, 2008. This credit agreement is considered a “demand facility” agreement which means that there is no maturity date and that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     As of March 31, 2008, € 15.8 million was outstanding under the financing obtained by our subsidiary, Telvent Traffic North America Inc., with LaSalle Bank National Association.
     As of March 31, 2008, € 2.3 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A., for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     On February 15, 2008, the Company signed an amendment to its credit agreement with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) to extend the grace period under which it will have to make no payments (principal or interest) until November 10, 2008, consequently extending the term of the credit agreement to 23 years. As of March 31, 2008, the amount outstanding with Unicaja under the credit agreement in connection with El Toyo Digital City Project was € 10.0 million.
     As of March 31, 2008, € 0.6 million was outstanding under the financing obtained by our subsidiary, Telvent Energía, S.A., with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     As of March 31, 2008, € 0.8 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of March 31, 2008, € 0.4 million was outstanding under the financing obtained by our subsidiary, Telvent Blueshield, with Citibank.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2008, we had € 171.2 million of these obligations outstanding.

     Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. As a result of the increase in our sales abroad, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
     Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, beginning January 1, 2007, on contracts entered into beginning on or after such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.

Interest Rate Risk
     We are also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures using interest rate caps to limit the effect of interest rate increases.
     Note 8 to our unaudited condensed consolidated financial statements provides quantitative information about the Company’s foreign exchange and interest rate contracts by principal currency as of March 31, 2008 and December 31, 2007.
     Details of the terms of our short-term and long-term debt are reflected in Notes 15 and 16, respectively, of the Notes to the Consolidated Financial Statements included in our 2007 Annual Report on Form 20-F, filed on March 10, 2008.
D. Internal Controls and Procedures
     As disclosed in our 2007 Annual Report on Form 20-F filed on March 10, 2008, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2007, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15T of our 2007 Annual Report on Form 20-F, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2007. There have been no material changes to our system of internal control over financial reporting that would cause this conclusion to be different as of March 31, 2008.

     II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our 2007 Annual Report on Form 20-F, there has been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F filed on March 10, 2008 (our “Annual Report”). There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On May 9, 2008, we used € 1.1 million to make a payment in connection with the joint venture agreement signed with the DMS Group LLC in Serbia (Note 12).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 22, 2008

Exhibits
4.1	Seventh Amendment to Credit Agreement, dated April 28, 2008 between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc. (incorporated by reference to the Registrant’s Report on Form 6-K filed on May 2, 2008)
4.2	Credit Agreement, dated March 31, 2008, between ABN AMRO Bank N.V. and Telvent Canada Ltd.